UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number 001-41776

SOLOWIN HOLDINGS

(Translation of registrant’s name into English)

Room 1910-1912A, Tower 3, China Hong Kong City

33 Canton Road, Tsim Sha Tsui, Kowloon

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

On June 2, 2026, SOLOWIN HOLDINGS (the “Company”) issued Pre-Paid Purchase #2 (“PPP #2”) to Streeterville Capital, LLC (the “Investor”) pursuant to that certain Securities Purchase Agreement dated February 9, 2026 (the “Purchase Agreement”) previously disclosed on the Company’s Current Report on Form 6-K filed on February 9, 2026. PPP #2 is one of the pre-paid purchases (the “Pre-Paid Purchases”) that the Company may issue and sell to the Investor under the Purchase Agreement in connection with the sale of the Company’s Class A ordinary shares, par value $0.0001 per share (the “Class A Shares”). In connection with the issuance of PPP #2, the Company and the Investor also entered into a letter agreement (the “Side Letter”).

PPP #2 has a principal amount of $6,480,000, which includes an original issue discount of $480,000. The purchase price for PPP #2 is $6,000,000. PPP #2 will accrue interest at the rate of eight percent (8%) per annum. PPP #2 is unsecured. The proceeds from PPP #2 are expected to be used for working capital and other corporate purposes.

On or before September 1, 2026, the Company may make monthly cash payments of $900,000 on the first day of each calendar month while any balance remains outstanding (the “Amortization Payments”). If the Company fails to make any Amortization Payment by the applicable due date, the Investor has the right to require the Company to issue and sell Class A Shares in the respective calendar month, in an aggregate amount (the “Purchase Amount”) up to the higher of (i) $900,000 or (ii) ten percent (10%) of the aggregate dollar trading volume of the Company’s Class A Shares on all trading markets for the immediately preceding calendar month. The purchase price per Class A Share will be 85% of the lower of (i) the closing trade price on the trading day immediately prior to the purchase notice date, or (ii) the average of the daily VWAPs during the ten (10) trading days immediately prior to the purchase notice date (the “Per Share Purchase Price”). The Investor shall pay the purchase price of the Class A Shares by offsetting the Purchase Amount against the outstanding balance under PPP #2. In no event may the Investor beneficially own, together with its affiliates, more than 9.99% of the Company’s outstanding Class A Shares as a result of any share issuance under PPP #2. If the Company repays more than fifty percent (50%) of the purchase price of PPP #2 in cash through Amortization Payments, all subsequent Amortization Payments will be subject to a twenty-five percent (25%) payment fee.

The Company may, upon five (5) trading days’ prior written notice, prepay in cash all of the outstanding balance under PPP #2 in an amount equal to 110% of the outstanding balance. Any remaining outstanding balance is due and payable in cash on the first anniversary of the date on which the PPP #2 purchase price is delivered to the Company.

Pursuant to the Side Letter, the Company agreed to issue and sell 1,000,000 Class A Shares to the Investor for a purchase price of $0.0001 per share (the “Additional Pre-Delivery Shares”) within five (5) business days of execution of the Side Letter. The Additional Pre-Delivery Shares are subject to the same terms and provisions set forth in Section 10 of the Purchase Agreement, including restrictions on transfer and the Company’s repurchase right upon repayment of all Pre-Paid Purchases.

The Side Letter also provides that until such time as all Pre-Paid Purchases have been paid in full and the Purchase Agreement has been terminated, the Company shall not directly or indirectly make, permit, authorize, accelerate, compromise, settle, offset, exchange, restructure or otherwise transfer any value in respect of any earnout payments owed in connection with the Company’s acquisition of AlloyX Limited. Any breach or default by the Company of any term or provision of the Side Letter will be deemed a Trigger Event under all outstanding Pre-Paid Purchases.

The Class A Shares issuable pursuant to PPP #2, as well as the Additional Pre-Delivery Shares, are being offered by the Company pursuant to an effective shelf registration statement on Form F-3 (File No. 333-282552), as amended (the “Shelf Registration Statement”), which became effective on November 8, 2024, and pursuant to a prospectus supplement filed with the Securities and Exchange Commission.

Upon the occurrence of a trigger event as defined in the Purchase Agreement (the “Trigger Event”), the Investor may increase the outstanding balance by ten percent (10%) for each Trigger Event occurrence, provided that the Trigger Effect may be applied up to three (3) times (the “Trigger Effect”). Following any Trigger Event, the Investor may provide written notice to the Company demanding that the Company cure the Trigger Event within ten (10) calendar days. If the Company fails to cure the Trigger Event within such cure period, the Trigger Event will automatically become an event of default under the Purchase Agreement. Upon an event of default, the Investor may accelerate the outstanding balance, making such amount immediately due and payable in cash at the mandatory default amount, which equals the outstanding balance after application of the Trigger Effect, and the interest will accrue at a rate of the lesser of eighteen percent (18%) per annum or the maximum rate permitted under applicable law.

A copy of PPP #2 is attached hereto as Exhibit 10.1, and a copy of the Side Letter is attached hereto as Exhibit 10.2. Each is incorporated herein by reference. The foregoing summary of the terms of PPP #2 and the Side Letter is not complete and is qualified in its entirety by reference to such documents.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Shelf Registration Statement and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished. This report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit Number	Description
5.1	Opinion of Conyers Dill & Pearman
10.1	Pre-Paid Purchase #2 between the Company and Streeterville Capital, LLC, dated June 2, 2026
10.2	Letter Agreement by and between the Company and Streeterville Capital, LLC, dated June 2, 2026
23.1	Consent of Conyers Dill & Pearman (included as part of Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 2, 2026	SOLOWIN HOLDINGS

By:	/s/ Ling Ngai Lok
Ling Ngai Lok
Chief Executive Officer

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